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      FORM 4                                                 OMB APPROVAL
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                                                       OMB Number:    3235-0287
[ ] Check this box if no longer subject to Section 16. Expires:  Sept. 30, 1998
    Form 4 or Form 5 obligations may continue. See     Est. avg. burden
    Instructions 1(b)                                  hours per response   0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549

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                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
                                   of 1935 or Section 30(f) of the Investment Company Act of 1940

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
1. Name and Address of Reporting Person      2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Person
                                                                                                   to Issuer
                                                                                                       (Check all applicable)

 ALLEN         PAUL            G.               Ticketmaster Group, Inc. (TKTM)                   X  Director         10% Owner
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(Last)        (First)       (Middle)         3. IRS or Social Security  4. Statement for            Officer (give    Other (specify
                                                Number of Reporting        Month/Year            ---        title ---       below)
 110 110th Avenue, N.E., Suite 550              Person (Voluntary)         July 1997                        below)
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        (Street)                                                        5. If Amendment.        -----------------------------------
                                                                           Date of Original     7. Individual or Joint/Group Filing
                                                                           (Month/Year)                (Check applicable line)
                                                                                                       Form filed by one Reporting
                                                                                                    X  Person
                                                                                                   ---
                                                                                                      Form filed by More than One
                                                                                                      Reporting Person
 Bellevue    Washington    98004                                                                   ---
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(City)       (State)       (Zip)               Table 1--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                     2. Trans-    3. Trans-    4. Securities Acquired(A)   5. Amount of    6. Owner-  7. Nature
   (Instr. 3)                               action       action       or Disposed of (D)          Securities      ship       of In-
                                            Date         Code         (Instr. 3, 4 and 5)         Beneficially    Form       Direct
                                                                                                  Owned at        Direct     Bene-
                                                         (Instr. 8)                               End of          (D) or     ficial
                                            (Month/                                               Month           Indirect   Owner-
                                              Day/    -------------------------------------       (Instr. 3 and   (I)        ship
                                             Year)    Code   V    Amount    (A) or   Price         4)             (Instr.    (Instr.
                                                                             (D)                                   4)         4)
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Common Stock                                7/17/97     S        12,283,014   D        *               0
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* If the Form is filed by other than one Reporting Person use Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
                         (Print or Type Response)

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FORM 4

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


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
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1. TITLE OF      2. CONVER-     3. TRANS-    4. TRANSAC-     5. NUMBER OF       6. DATE EXER-         7. TITLE AND AMOUNT
   DERIVATIVE       SION OR        ACTION       TION CODE       DERIVATIVE         CISABLE AND           OF UNDERLYING
   SECURITY         EXERCISE       DATE         (INSTR. 8)      SECURITIES         EXPIRATION            SECURITIES
   (INSTR. 3)       PRICE OF       (MONTH/                      ACQUIRED (A)       DATE (MONTH/          (INSTR. 3 AND 4
                    DERIV-         DAY/                         OR DISPOSED OF     DAY/YEAR)
                    ATIVE          YEAR)                        (D) (INSTR. 3,
                    SECURITY                                    4, AND 5)

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                                                                                DATE      EXPIRA-               AMOUNT OR
                                                                                EXER-     TION          TITLE   NUMBER OF
                                                                                CISABLE   DATE                   SHARES
                                             ---------------------------------
                                             CODE     V        (A)      (D)
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

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
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8. PRICE        9. NUMBER               10. OWNER-              11. NA-
   OF              OF DERIV-                SHIP                    TURE
   DERIV-          ATIVE SECUR-             FORM                    OF IN-
   ATIVE           ITIES                    OF DE-                  DIRECT
   SECUR-          BENE-                    RIVATIVE                BENE-
   ITY             FICIALLY                 SECU-                   FICIAL
   INSTR.          OWNED                    RITY:                   OWN-
   5)              AT END                   DIRECT                  ERSHIP
                   OF                       (D) OR                  (INSTR. 4)
                   MONTH                    INDI-
                   (INSTR. 4)               RECT (I)
                                            (INSTR. 4)
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

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Explanation of Responses:

* On May 20, 1997, Paul G. Allen entered into a Stock Exchange Agreement with
HSN, Inc. (the "Stock Exchange Agreement") pursuant to which HSN, Inc. agreed, among other things, to acquire from Mr. Allen 12,283,014 shares of common stock, no par value, of Ticketmaster Group, Inc. ("Ticketmaster Stock") in exchange for 7,238,507 shares of common stock, $.01 per value, of HSN, Inc.
("HSNi Common Stock"), subject to the possible issuance to Mr. Allen of up to 3,257,328 additional shares of HSNi Common Stock in August 1998 if the average market price of the HSNi Common Stock over certain periods prior to such time is below $29 per share. Upon the consummation of the first closing on July 17, 1997, Mr. Allen ceased to own any shares of Ticketmaster Stock. To facilitate an orderly transition, Mr. Allen agreed to continue to serve as Chairman of Ticketmaster Group, Inc. for a period not to exceed six months following the first closing.

                   Paul G. Allen

                   By:  /s/ William D. Savoy                   July 24, 1997
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                        **Signature of Reporting Person            Date

                        William D. Savoy,
                        Attorney-in-Fact of Paul G. Allen

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 7811(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.